

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2012

<u>Via E-mail</u>
Douglas Wright
Executive Vice President and Chief Financial Officer
Intermountain Community Bancorp
414 Church Street
Sandpoint, ID 83864

> **Re: Intermountain Community Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 16, 2012**
> **File No. 333-180071**

Dear Mr. Wright:

We have reviewed your amended registration statement and response letter filed April 16, 2012 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Why are there backstop purchasers?, page 8</u>

1. We note your response to comment 6 of our letter dated March 29, 2012 that there is no minimum number of shares that will need to be sold in the offering. Please explain what will happen if the rights offering is not fully subscribed and/or the Legacy Shareholders do not purchase at least 2,413,412 shares.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney

cc. <u>Via E-mail</u>
  Stephen M. Klein
  Graham & Dunn PC